Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Call-Net Enterprises Inc.

We consent to the use of our audit report dated February 21, 2005 on the consolidated balance sheet of Call-Net Enterprises Inc. and subsidiaries as at December 31, 2004 and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004 included in this annual report on Form 40-F.

Our report refers to our audit of the adjustments that were applied to revise the 2003 and 2002 consolidated financial statements, as more fully described in note 2 to the consolidated financial statements, in respect of the Company’s retroactive adoption of changes in accounting principles relating to stock-based compensation and other stock-based payments and asset retirement obligations. However, we were not engaged to audit, review, or apply any procedures to the 2003 and 2002 consolidated financial statements other than with respect to such adjustments.

/s/ KPMG LLP

Toronto, Canada
February 21, 2005